FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                           For the month of March 2004

                                  16 March 2004

                                  NDS GROUP PLC
                                 --------------
                              (Name of Registrant)

             One London Road, Staines, Middlesex, TW18 4EX, England
             ------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

             Form 20-F |X|                            Form 40-F |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes |_|                                   No |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                 Not Applicable
                                 --------------

            DIRECTV Renews NDS Conditional Access Contract

    LONDON & EL SEGUNDO, Calif.--(BUSINESS WIRE)--March 16, 2004--NDS (NASDAQ:NNDS), a News Corporation company and leading provider of technology solutions for digital pay-TV, and DIRECTV, Inc. provider of the leading digital multichannel television service in the United States, announced today that they have signed a six-year agreement for NDS to provide its VideoGuard(R) conditional access system and services to support the DIRECTV pay-TV service.
    NDS's VideoGuard is currently used by more than 35 operators around the world and secures more than $15 billion of customer revenues.

    About DIRECTV

    DIRECTV is the United States' leading digital multichannel television service provider with more than 12.2 million customers. DIRECTV and the Cyclone Design logo are registered trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corp. (NYSE:HS). Hughes is a world-leading provider of digital multichannel television entertainment, broadband satellite networks and services, and global video and data broadcasting. Hughes is 34-percent owned by Fox Entertainment Group, which is approximately 82-percent owned by News Corporation.

    About NDS

    NDS Group plc (NASDAQ/Euronext Brussels:NNDS) is a leading supplier of open end-to-end digital pay TV solutions for the secure delivery of entertainment and information to television set-top boxes and IP devices. See http://www.nds.com/ for more information about NDS.

    Cautionary Statement Concerning Forward-Looking Statements

    The statements contained in this release which are not historical facts may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the plans, projections or future performance of NDS, which involve certain risks and uncertainties, including risk of market acceptance, the effect of economic conditions, possible regulatory changes, technological developments, the impact of competitive pricing and the ability of NDS and its commercial partners to develop systems and solutions which meet the needs of the broadcasting industry in a timely and cost-efficient manner, as well as certain other risks and uncertainties which are detailed in NDS' filings with the SEC. Company or product names have been used for identification purposes only and may be the trademarks or registered trademarks of their respective companies.

    CONTACT: NDS Group plc
             Margot Field
             Tel: +44 (0) 208-476-8158
             E-mail: mfield@ndsuk.com
             or
             Shared Value
             Alex Dee
             Tel: +44 (0) 207-321-5010
             E-mail: adee@sharedvalue.net
             or
             Breakaway Communications US
             Kelly Fitzgerald
             Tel: +1 212-590-2555
             E-mail: kfitz@breakawaycom.com
             or
             DIRECTV:
             Bob Marsocci
             Tel: +1 310-726-4656
             ramarsocci@directv.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         NDS Group plc

Date:    16 March 2004
                                                     By: /s/ CRK Medlock
                                                         ---------------
                                                         CRK Medlock
                                                         Chief Financial Officer